June 16, 2008

Pamela Long
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Soy Energy, LLC Registration Statement on Form 10 Filed February 28, 2008 File No. 000-53112

Dear Ms. Long:

We are in receipt of your letter dated March 25, 2008, providing comments on our Registration Statement on Form 10 as filed on February 28, 2008. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our Registration Statement on Form 10, set forth below are each of your comments in chronological order immediately followed by our responses.

General

1.	Comments regarding your confidential treatment request will be sent under separate cover.

2.

Please provide updated financial statements and related disclosures as required by Rule 3-12(a) of Regulation S-X. You may update your financial statements by either amending your registration statement or by filing Form 10-Q.

RESPONSE:	Our registration statement has been updated to include our financial statements as of April 30, 2008.

Form 10 Cover Page

3.	Please identify whether the company is a large accelerated filer, an accelerated filer, a non-accelerated file or a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act.

RESPONSE:	Our registration statement has been revised to indicate that we are a smaller reporting company.

June 16, 2008

Business, page 1

Business Development, page 1

4.

Please describe the structure of your organization and summarize the related material risks described under Risks Related to Tax Issues. Also disclose that the units are generally non-transferable, as you disclose on page 30.

RESPONSE:	We have revised the registration statement in order to describe the material risks to investors due to our qualification as a partnership for tax purposes and to indicate that our units are generally non-transferable.

5.

Please describe your plans in greater detail in the event you do not obtain financing to complete the project. For example, disclose when you make a determination to dissolve and how much is available for the investors after making distributions according to your operating agreement.

RESPONSE:	We have revised the registration statement as requested to disclose our plan to present dissolution to our members if we are unable to capitalize our project by December 31, 2008. We will not know the amount of funds available to distribute to our members until that time.

Sources and Availability of Raw Materials, page 12

6.	In this section, please disclose that you anticipate entering into a feedstock agreement with FCStone, as disclosed on pages 22 and 23.

RESPONSE:	Our registration statement has been revised to disclose that we anticipate entering into a feedstock procurement agreement with FCStone.

Patents, trademarks, licenses, page 14

7.	We note your risk factors regarding technology supplied by Cimbria Sket and Westfalia Separator, Inc. Please describe these technologies and the related risks in greater detail.

RESPONSE:	We no longer plan to utilize Cimbria Sket and Westfalia Separator, Inc. technology as we have terminated our design-build agreement with Bratney. We anticipate entering into a new agreement with Best Energies, Inc. and anticipate executing a licensing agreement with Best Energies, Inc. We have described the Best Energies, Inc. technology we anticipate using as requested.

Risk Factors, page 16

8.	Please revise the last two sentences in the first paragraph. All material risks should be described. If risks are not deemed material, you should not reference them.

June 16, 2008

RESPONSE:	Our registration statement has been revised as requested.

Our directors and officers have other business…, page 29

9.	Please provide a more detailed description of the business relationships which may pose conflicts of interest.

RESPONSE:	We have revised the registration statement to disclose the types of business relationships which may result in conflicts of interest in the future.

Management’s Plan of Operation for the Next 12 Months, page 32

10.

In your overview you indicate that you are evaluating changes to the design and technology of your biodiesel plant. Given these potential changes, please supplementally tell us what consideration, if any, was given to potential impairment of construction costs currently capitalized.

RESPONSE:	The Company continually reviews property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We had been considering design and technology changes to improve the potential profitability of the plant and reduce the overall project cost. Our considerations included several scenarios such as expanding the feed stocks to be used in operations as well as potentially reducing the size of the plant. We considered the potential effect this might have on the construction-in-progress incurred, but were still evaluating technologies and changes to the plant. When we decided and our members voted in April 2008 to change technologies and general contractors, we determined impairment of approximately $4,000,000 to $7,000,000 exists and recorded an impairment charge of $4,000,000 during April 2008.

Liquidity and Capital Resources, page 38

11.	Please update your document to reflect your current status in securing debt or equity financing in order to recommence plant construction.

RESPONSE:	We have revised our registration statement to disclose that we are continuing to seek debt financing to complete capitalization of our project. We disclosed that we are continuing to work with AgStar to secure participating banks as well as seeking other debt financing providers.

June 16, 2008

Directors and Executive Officers, page 42

12.	Please disclose the name of your chief financial officer.

RESPONSE:	We have revised our registration statement to disclose that our Treasurer, Dallas Thompson, is our chief financial officer.

13.	Please describe Steve Leavitt’s business experience for the past five years, including all relevant dates. See Item 401(e) of Regulation S-K for all promoters of your company.

RESPONSE:	Our registration statement has been revised to describe Steve Leavitt’s business experience for the past five years.

Certain Relationships and Related Party Transactions, page 46

14.

We note on page F-12 that certain members of your board are also on the board of Farmers State Bank. Please disclose the names of all your directors who sit on the board of directors of Farmers State Bank.

RESPONSE:	We have revised the registration statement to disclose that Charles Sand is a member of our board of directors as well as the board of directors of West Iowa Banc Corp. which owns Farmers State Bank. We also revised the registration statement to disclose that Robert Engel, who is a member of our board of directors, also sits on the board of directors of Farmers State Bank.

15.	On page 47, we note you refer to Darrell Downs as a promoter. Please provide the information required by Item 404(c) of Regulation S-K for all promoters of your company.

RESPONSE:	We have revised the registration statement to provide the information required by Item 404(c) of Regulation S-K.

Recent Sales of Unregistered Securities, page 48

16.

Please name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K. Please also disclose what types of expenses were included in the $186,000 offering costs.

RESPONSE:	We have revised the registration statement to disclose that the investors in our seed capital and founders offerings were accredited Iowa residents, and we claimed exemption from federal registration under Section 3(a)(11). We also revised the registration statement to disclose that investors in our general equity offering were Iowa residents and that we claimed exemption from federal registration under Section 3(a)(11). Additionally, we disclosed that the types of expenses that were included in the $186,000 offering costs were legal fees, auditing fees, printing and distribution costs, and meeting costs.

June 16, 2008

Description of Registrant’s Securities to be Registered, page 49

17.	Please describe how profits, losses and other amounts are allocated among the investors.

RESPONSE:	Our registration statement has been revised to describe how profits, losses and other items of gain and loss are allocated among our investors.

Financial Statements, page F-1

Note 7 – Commitments and Contingencies, page F-11

Construction Contracts

18.

Please supplementally tell us how the costs incurred during fiscal year 2007 relating to facility construction costs of $9.1 million and boiler construction costs of $1.8 million, are reflected in your statements of cash flow for the fiscal year ended October 31, 2007.

RESPONSE:	The $1.8 million in boiler construction costs is the cumulative cost under the boiler contract through October 31, 2007. The facility construction costs of approximately $9.1 million and the boiler costs of $1.8 million are reflected in the statement of cash flows as cash paid for capital expenditures of approximately $7,687,000 and non-cash activity for capital expenditures in accounts payable of approximately $2,179,000, and the design services deposit applied against construction costs of approximately $915,000. In addition, approximately $470,000 of boiler costs were included in the $1.8 million total at October 31, 2007, but were incurred in 2006 and are reflected in the 2006 statement of cash flows with cash paid for capital expenditures of approximately $571,000 and non-cash activity for capital expenditures in accounts payable of approximately $153,000.

Additional Items

In addition to certain clerical modifications that have no bearing on the substance of the Form 10/A, we have also made the following changes:

1.          We updated the biodiesel industry information under “Item 1. DESCRIPTION OF BUSINESS — Our Primary Competition” to reflect the most recent biodiesel plant information available on the Biodiesel Board website. The Biodiesel Board has shown an increase in the amount of biodiesel plants under construction and in operation as of January 25, 2008.

June 16, 2008

2.          We updated our anticipated sources and uses of funds information to reflect the changes we made to our project.

3.          We updated our registration statement with the most current risk factor information concerning the risks the Company faces in the biodiesel industry.

4.          We updated our registration statement with current descriptions of the biodiesel market, including the competition we face, current raw material prices and trends, and current finished goods prices and trends.

5.          We updated our registration statement to describe the status of our agreements with Best Energies, our anticipated design-builder.

6.          We updated our registration statement with respect to the most recent government regulations and incentive developments that affect our proposed biodiesel plant.

Financial Statements

This amendment includes updated unaudited financial statements and notes as of April 30, 2008, the end of the Company’s second fiscal quarter.

Other Non-Substantive Revisions

In addition to the above-described changes and updates, we have made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of our registration statement on Form 10/A.

Statement of Soy Energy, LLC

Soy Energy, LLC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10/A. Further, the Company acknowledges that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Charles Sand
Charles Sand, Chairman

Enclosure